U.S. SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                                FORM 3

          INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of
      1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

1. Name and address of Reporting Person

   Frank E. Williams, Jr.
   2789-B Hartland Road
   Falls Church, Virginia 22043

2. Date of Event Requiring Statement (Month/Day/Year)

   July 3, 2002

3. IRS Identification Number of Reporting Person, if an entity
   (Voluntary)

4. Issuer Name and Ticker or Trading Symbol

   Europa Cruises Corporation  (CRUZ.OB)


5.  Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

 _X_ Director
 ___ Officer (give title below)
 ___ 10% Owner
 ___ Other (specify below)

6.  If Amendment, Date of Original (Month/Year)

     N/A

7. Individual or Joint/Group (Check ApPplicable Line)

 _X_ Form filed by One Reporting person

 ___ Form filed by More than One Reporting Person
**********************

Table I
Non-Derivative Securities Beneficially Owned

1.  Title of Security (Instr. 4)

     Europa Cruises Corporation Common Stock

2.  Amount of Securities Beneficially Owned (Instr. 4)

      244,000, consisting of:

   a.  55,000
   b. 145,000
   c.  44,000


3.  Ownership Form: Direct (D) or Indirect (I) (Instr. 5)

   a.  D
   b.  I
   c.  I

4.  Nature of Indirect Beneficial Ownership (Instr. 5)

b.  As executor of estate of deceased father
c.  By Williams Family Limited Partnership.  Mr. Williams is the
     President and controlling person of the Williams Family
     Corporation, the General Partner of the Williams Family Limited
     Partnership

Table II
Derivative Securities Beneficially Owned

1.  Title of Derivative Security (Instr. 4)

    n/a

2.  Date Exercisable and Expiration Date (Month/Date/Year)

    n/a

3.  Title and Amount of Securities Underlying Derivative
    Security (Instr. 4)

    n/a

4.  Conversion or Exercise Price of Derivative Security


5.  Ownership Form of Derivative Securities: Direct (D) or
    Indirect (I) (Instr. 5)

    n/a

6.  Nature of Indirect Beneficial Ownership (Instr. 5)

    n/a



/s/ Frank E. Williams, Jr.      July 12, 2002
Frank E. Williams, Jr.
-----------------------------   ------------
Signature of Reporting Person       Date